Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2012		2013		2014		2015		2016
Pre-tax income from continuing operations	$2,218		$(311,366)		$32,990		$(664,856)		$(170,378)
Fixed charges	96,698		89,112		70,107		65,776		59,844
Amortization of capitalized interest	386		1,020		199		52		5
Interest capitalized	(531)		—		—		—		—
Total adjusted earnings available for payment of fixed charges	$98,771		$(221,234)		$103,296		$(599,028)		$(110,529)

Fixed charges
Interest expense	$90,132		$83,765		$65,359		$60,682		$56,539
Interest capitalized	531		—		—		—		—
Amortization of debt-related expenses	5,374		4,743		4,264		4,623		2,834
Rental expense representative of interest factor	661		605		484		471		471
Total fixed charges	$96,698		$89,112		$70,107		$65,776		$59,844

Ratio of earnings to fixed charges	1.0	x	(2.5)	(1)	1.5	x	(9.1)	(2)	(1.8)	(3)

(1)
Due to our net loss for the year ended December 31, 2013, the coverage ratio was less than 1:1. To achieve a coverage ratio of 1:1, we would have needed additional earnings of approximately $311.1 million for the year ended December 31, 2013.

(2)
Due to our net loss for the year ended December 31, 2015, the coverage ratio was less than 1:1. To achieve a coverage ratio of 1:1, we would have needed additional earnings of approximately $664.8 million for the year ended December 31, 2015.

(3)
Due to our net loss for the year ended December 31, 2016, the coverage ratio was less than 1:1. To achieve a coverage ratio of 1:1, we would have needed additional earnings of approximately $170.4 million for the year ended December 31, 2016.